Elizabeth K Dunlap, CPA
ldunlap@austin.rr.com
Phone: 512-423-5215

Independent Accountant's Review Report

I have reviewed the financial statements of Moxie for Kids, which comprise the balance sheet as of December 31, 2025, and the related statements of income, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Moxie for Kids and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to my reviews.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Elizabeth K Dunlap, CPA
Austin, Texas
July 16, 2026

MOXIE
FINANCIAL STATEMENTS
Prepared in Accordance with U.S. Generally Accepted Accounting Principles
December 31, 2025

Prepared for
Management of MOXIE

Prepared by
Torres & Associates CPAs LLC
Certified Public Accountants

TABLE OF CONTENTS

MANAGEMENT'S RESPONSIBILITY

Management of MOXIE is responsible for the preparation and fair presentation of the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Management has provided Torres & Associates CPAs LLC with all financial records and related information necessary to prepare the accompanying financial statements and is responsible for the completeness and accuracy of that information.

Preparation of Financial Statements

Torres & Associates CPAs LLC prepared the accompanying financial statements as a nonattest accounting service based on information and representations provided by management. Torres & Associates CPAs LLC has not audited, reviewed, or compiled the accompanying financial statements and, accordingly, does not express an opinion, a conclusion, or provide any assurance on them.

MOXIE

BALANCE SHEET

December 31, 2025

Assets	
Cash	$0.00
Total Assets	**$0.00**
Liabilities	
Due to Founders (Note 4)	$6,407.74
Total Liabilities	**$6,407.74**
Stockholders' Equity	
Common Stock, $0.01 par value; 10,000,000 shares authorized; 0 shares issued and outstanding	$0.00
Additional Paid-in Capital	$0.00
Accumulated Deficit	($6,407.74)
Total Stockholders' Equity	**($6,407.74)**
Total Liabilities and Stockholders' Equity	**$0.00**

The accompanying notes are an integral part of these financial statements.

MOXIE

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

Revenue	**$0.00**
Operating Expenses	
Business Development	$3,400.00
Corporate Licensing Fees	$101.00
Information Technology	$261.40
Legal and Professional Fees	$1,452.34
User Interviews	$193.00
Video Production	$1,000.00
Total Operating Expenses	**$6,407.74**
Loss from Operations	**($6,407.74)**
Other Income	$0.00
Net Loss	**($6,407.74)**

The accompanying notes are an integral part of these financial statements.

MOXIE

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2025

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Equity
Beginning Balance	$0.00	$0.00	$0.00	$0.00
Net Loss	-	-	($6,407.74)	($6,407.74)
Shares Issued	-	-	-	-
Capital Contributions	-	-	-	-
Ending Balance	**$0.00**	**$0.00**	**($6,407.74)**	**($6,407.74)**

The accompanying notes are an integral part of these financial statements.

MOXIE

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

Cash Flows from Operating Activities	
Net Loss	($6,407.74)
Adjustment to reconcile net loss to net cash used in operating activities:	
Increase in Due to Founders	$6,407.74
Net Cash Used in Operating Activities	**$0.00**
Cash Flows from Investing Activities	**$0.00**
Cash Flows from Financing Activities	**$0.00**
Net Change in Cash	**$0.00**
Cash - Beginning of Year	$0.00
Cash - End of Year	**$0.00**

Supplemental Disclosure of Noncash Financing Activity

During 2025, the founders paid Company expenses totaling $6,407.74 directly on behalf of the Company. The Company recorded these payments as operating expenses and a corresponding liability, Due to Founders. This activity did not involve the receipt or payment of cash by the Company.

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2025

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Organization

MOXIE (the "Company") is a Delaware corporation formed to develop and commercialize an educational technology platform designed to help parents build children's social-emotional skills.

Nature of Operations

The Company is an early-stage educational technology company. During 2025, the Company devoted substantially all of its activities to business development, product planning, technology development, legal and organizational matters, user research, and video production. The Company had not commenced revenue-generating operations as of December 31, 2025.

Development Stage Activities

The Company is in the development stage and is subject to the risks and uncertainties common to early-stage companies, including the need to obtain financing, complete product development, establish market acceptance, and generate sufficient revenues to support operations.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) using the accrual basis of accounting.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its accounting records and prepares its financial statements using the accrual basis of accounting. Revenues are recognized when earned, and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash includes cash on hand and amounts held in demand deposit accounts. The Company had no cash balance as of December 31, 2025.

Fair Value of Financial Instruments

The carrying amount of the Company's financial liability, Due to Founders, approximates fair value because of its short-term nature and demand characteristics.

Revenue Recognition

The Company applies Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive. The Company had no revenue for the year ended December 31, 2025.

Research and Development

Research and development costs are expensed as incurred. During 2025, the Company incurred costs related to business development, information technology, user interviews, and video production as part of its product-development and market-validation activities.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, Income Taxes. Deferred tax assets and liabilities are recognized for temporary differences between the financial statement and tax bases of assets and liabilities and for operating loss carryforwards. A valuation allowance is recognized when it is more likely than not that some or all deferred tax assets will not be realized.

Concentration of Credit Risk

Because the Company had no cash, receivables, or revenue as of and for the year ended December 31, 2025, it had no significant concentration of credit risk from financial assets or customers.

Recently Issued Accounting Pronouncements

Management evaluates recently issued accounting pronouncements and does not believe any pronouncements not yet effective will have a material effect on the Company's financial statements.

Subsequent Events

The Company evaluates subsequent events in accordance with ASC Topic 855, Subsequent Events, through the date the financial statements are available to be issued.

NOTE 3 - RELATED PARTY TRANSACTIONS

During 2025, the founders paid third-party vendors directly for expenses incurred on behalf of the Company. These expenditures were recorded in the appropriate operating expense categories with a corresponding liability to the founders. The Company did not record these payments as capital contributions because no shares were issued and the amounts are expected to be repaid.

The liability is non-interest-bearing, unsecured, and has no formal repayment schedule. See Note 4 for additional information regarding Due to Founders.

NOTE 4 - DUE TO FOUNDERS

Due to Founders consists of Company expenses paid directly by the founders during 2025, summarized as follows:

Business Development	$3,400.00
Corporate Licensing Fees	$101.00
Information Technology	$261.40
Legal and Professional Fees	$1,452.34
User Interviews	$193.00
Video Production	$1,000.00
Total Due to Founders	**$6,407.74**

The amount is non-interest-bearing, unsecured, payable on demand, and has no established repayment schedule. Accordingly, the balance is classified as a current liability. The amount has not been recorded as additional paid-in capital.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

As of December 31, 2025, management was not aware of any material litigation, claims, guarantees, lease obligations, purchase commitments, or off-balance-sheet arrangements requiring recognition or disclosure in the accompanying financial statements.

Management evaluates contingencies in accordance with U.S. GAAP and records a liability when a loss is probable and reasonably estimable. No such liabilities were recorded as of December 31, 2025.

NOTE 6 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company had no revenues, incurred a net loss of $6,407.74, had no cash, and relied on founders to fund operating expenses during the year ended December 31, 2025. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Management's plans include continued founder support, seeking debt or equity financing, advancing product development and commercialization, and managing operating expenditures. The Company's ability to continue as a going concern depends on obtaining sufficient financing and generating future revenues. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 7 - STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.01 per share. No shares were issued or outstanding as of December 31, 2025. Accordingly, no common stock or additional paid-in capital was recorded.

Payments made by founders on behalf of the Company were recorded as a liability, Due to Founders, rather than equity because no shares were issued and the amounts are expected to be repaid. See Notes 3 and 4.

NOTE 8 - INCOME TAXES

The Company accounts for income taxes under ASC Topic 740. The Company incurred a financial statement loss for the year ended December 31, 2025 and had no current federal or state income tax expense.

The Company may have generated net operating loss carryforwards and related deferred tax assets. Because the Company is in the development stage, has not generated revenues, and does not have a history of taxable income, management concluded that realization of any deferred tax assets is not more likely than not. Accordingly, a full valuation allowance was recorded against any deferred tax assets. The deferred tax asset and valuation allowance offset each other; therefore, no net deferred tax asset is presented on the Balance Sheet.

Management identified no uncertain tax positions that required recognition or disclosure. The Company's tax returns remain subject to examination by the applicable taxing authorities for the open statutory periods.

NOTE 9 - SUBSEQUENT EVENTS

Management evaluated subsequent events and transactions occurring after December 31, 2025 through the date the accompanying financial statements were available to be issued, in accordance with ASC Topic 855, Subsequent Events.

Management concluded that no events or transactions occurred subsequent to December 31, 2025 that required adjustment to or disclosure in the accompanying financial statements. Accordingly, no additional adjustments or disclosures have been made as a result of management's subsequent-event evaluation.

GLOSSARY OF FINANCIAL STATEMENT TERMS

The following glossary is provided to assist readers who may not be familiar with accounting terminology used throughout these financial statements.

Accrual Basis of Accounting

An accounting method under which revenues are recognized when earned and expenses are recognized when incurred, regardless of when cash is received or paid.

Assets

Resources owned or controlled by a company that are expected to provide future economic benefits.

Cash Flows

The movement of cash into and out of a business during a reporting period, classified as operating, investing, or financing activities.

Current Liability

An obligation expected to be settled within one year or the Company's normal operating cycle.

Due to Founders

Amounts owed by the Company to its founders for expenditures paid on behalf of the Company.

Equity

The residual interest in the assets of the Company after deducting liabilities.

Going Concern

The assumption that an entity will continue operating for the foreseeable future and will not be required to liquidate its assets.

Net Loss

The excess of expenses over revenues during a reporting period.

Noncash Financing Activity

A financing transaction that affects the Company's financial position without involving the receipt or payment of cash.

Related Party

A person or entity with the ability to influence or control the Company, including founders, officers, directors, or affiliated entities.

Revenue Recognition

The accounting principles governing when revenue is earned and recorded in the financial statements.

Stockholders' Equity

The owners' interest in the Company after liabilities have been deducted from total assets.

Subsequent Events

Events occurring after the balance sheet date but before the financial statements are available to be issued that may require adjustment or disclosure.

U.S. GAAP

Accounting principles generally accepted in the United States of America, which provide the framework for preparing financial statements.

PREPARED BY

Torres & Associates CPAs LLC
Certified Public Accountants

These financial statements were prepared as a nonattest accounting service based on information and representations provided by management.

Torres & Associates CPAs LLC has not audited, reviewed, or compiled the accompanying financial statements and, accordingly, does not express an opinion, a conclusion, or provide any assurance on them.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).